UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM SD
Specialized Disclosure Report

PLBY GROUP, INC.
(Exact name of registrant as specified in its charter)

Delaware	001-39312
(State or other jurisdiction of incorporation)	(Commission File Number)

10960 Wilshire Blvd., Suite 2200 Los Angeles, California	90024
(Address of principal executive offices)	(Zip Code)
Chris Riley
General Counsel and Secretary
(310) 424-1800
(Name and telephone number, including area code, of the person to contact in connection with this report.)
Check the appropriate box below to indicate the rule pursuant to which this form is being filed:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2023.
☐	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended ______________.

Section 1 - Conflict Minerals Disclosure

Item 1.01    Conflict Minerals Disclosure and Report.

A copy of the Conflict Minerals Report of PLBY Group, Inc. (“PLBY”) for the reporting period from January 1 to December 31, 2023 is filed as Exhibit 1.01 to this specialized disclosure report on Form SD and is also available at PLBY’s website at https://www.plbygroup.com/investors under “SEC Filings”.

Item 1.02    Exhibit.

PLBY has filed, as an exhibit to this Form SD, a Conflict Minerals Report as required by Item 1.01 of this Form.

Section 2 - Resource Extraction Issuer Disclosure

Item 2.01    Resource Extraction Issuer Disclosure and Report.

Not Applicable.

Section 3 - Exhibits

Item 3.01    Exhibits.

Exhibit No.	Description

1.01	Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form SD.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: May 31, 2024	PLBY GROUP, INC.

	By:	/s/ Chris Riley
	Name:	Chris Riley
	Title:	General Counsel and Secretary